SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

FINAL AMENDMENT

GROSVENOR REGISTERED MULTI-STRATEGY FUND (TI 1), LLC

(Name of Issuer)

GROSVENOR REGISTERED MULTI-STRATEGY FUND (TI 1), LLC

(Name of Person(s) Filing Statement)

LIMITED LIABILITY COMPANY INTERESTS

(Title of Class of Securities)

N/A

(CUSIP Number of Class of Securities)

Girish S. Kashyap, Esq.

c/o Grosvenor Capital Management

900 North Michigan Avenue

Suite 1100

Chicago, Illinois 60611

(312) 506-6695

(Name, Address and Telephone Number of Person Authorized to Receive Notices and

Communications on Behalf of the Person(s) Filing Statement)

With a copy to:

George J. Zornada, Esq.

K&L Gates LLP

State Street Financial Center

One Lincoln Street

Boston, Massachusetts 02111-2950

(617) 261-3231

March 27, 2012

(Date Tender Offer First Published,

Sent or Given to Security Holders)

CALCULATION OF FILING FEE

Transaction Valuation:	$49,000,000.00 (a)	Amount of Filing Fee:	$5,614.40 (b)

(a)	Calculated as the aggregate maximum repurchase price for Interests.
(b)	Calculated at $114.60 per million of Transaction Valuation.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $5,615.40

Form or Registration No.: Schedule TO-I, Registration No. 005-85393

Filing Party: GROSVENOR REGISTERED MULTI-STRATEGY FUND (TI 1), LLC

Date Filed: March 27, 2012

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:   ☒

This final amendment relates to the Issuer Tender Offer Statement on Schedule TO (the “Statement”) originally filed on March 27, 2012 by Grosvenor Registered Multi-Strategy Fund (TI 1), LLC (the “Fund”) in connection with an offer by the Fund to purchase up to $49,000,000 of interests in the Fund (“Interests”) on the terms and subject to the conditions set forth in the Offer to Purchase and the related Letter of Transmittal. Copies of the Offer to Purchase and Letter of Transmittal were previously filed as Exhibits B and C to the Statement on March 27, 2012.

This is a final amendment to the amendment to the Statement that was originally filed on August 8, 2012 and is being filed to correct the previously reported results of the Offer. Capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Offer to Purchase.

The following information is furnished pursuant to Rule 13e-4(c)(4):

1.	The Offer expired at 12:00 midnight, Eastern Time, on April 26, 2012.

2.	The Valuation Date of the Interests tendered pursuant to the Offer was June 30, 2012.

3.	$25,145,121.38 in Interests were validly tendered and not withdrawn prior to the expiration of the Offer, and all of those Interests were accepted for purchase and paid by the Fund in accordance with the terms of the Offer.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

GROSVENOR REGISTERED MULTI-STRATEGY FUND (TI 1), LLC

By:	/s/ Scott J. Lederman
Name:	Scott J. Lederman
Title:	President

August 20, 2012